UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-114911*

Exact name of registrant as specified in its charter, address of principal executive offices and registrant's telephone number
NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000

Title of each class of securities covered by this Form: Interests held under the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains:
NextEra Energy, Inc. Common Stock, $0.01 Par Value, 5.889% Corporate Units and 5.799% Corporate Units and the Interests held under the NextEra Energy, Inc. Employee Retirement Savings Plan (1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

(1) Explanatory Note: This Amendment No. 1 to Form 15 amends and restates the Form 15 originally filed on May 29, 2014. The purpose of this Amendment No. 1 to Form 15 is to clarify further that NextEra Energy, Inc.’s duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 never ceased, and NextEra Energy, Inc. Employee Retirement Savings Plan's duty to file reports under the Securities Exchange Act of 1934 remains. NextEra Energy, Inc.’s Common Stock, $0.01 Par Value, 5.889% Corporate Units and 5.799% Corporate Units continue to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, the NextEra Energy, Inc. Employee Retirement Savings Plan, as successor to the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 25, 2014

DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

________________________
* Effective December 31, 2013, the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan was merged into the NextEra Energy, Inc. Employee Retirement Savings Plan.  While reporting requirements under the Securities Exchange Act of 1934 for the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan were thereby discontinued, reports will continue to be filed for the NextEra Energy, Inc. Employee Retirement Savings Plan.  This filing does not terminate or suspend any duties to file reports by NextEra Energy, Inc.

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